Exhibit 99.9

March 19, 2015

To	To
Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.
Via the MAGNA system	Via the MAGNA system

TOWER SEMICONDUCTOR LTD.

Re: Amendment to Shelf Offering Report (also constituting a Purchase Offer
Specification) by Way of Partial Exchange Offer

Capitalized terms used, but not otherwise defined herein shall have the meaning ascribed to them in the Offering Report.

Further to the shelf offering report (also constituting a purchase offer specification) by way of partial exchange offer published by Tower Semiconductor Ltd. (the "Company") on March 11, 2015 (the "Offering Report"), the Company hereby announces an amendment to the Offering Report, in a manner improving the terms offered to the Offerees under the Exchange offer, as follows:

Amendment to the Offering Report

Amendment to the number of Series F debentures offered to be exchanged for the Company's Ordinary Shares: the amount of Series F debentures offered to be exchanged for the Company's Ordinary Shares par value NIS 15.00 each shall be amended to include NIS 300,000,000 Series F debentures par value, in lieu of NIS 145,280,000 Series F debentures par value.

Amendment to the Exchange Ratio: the Series F debentures Exchange Ratio, as defined in Section 2.1.5 of the Offering Report, shall be amended and shall be equal to NIS 34.80 Series F debentures par value per one Ordinary Share, in lieu of NIS 36 Series F debentures par value per one Ordinary Share.

The maximum number of Ordinary Shares which may be issued by the Company under the Offering Report, the ratio such Ordinary Shares represent out of the Company's issued share capital immediately following their issuance and on a fully diluted basis and the number of shares included in the Company's issued share capital immediately following such issuance and on a fully diluted basis have all been amended accordingly.

In addition, Section 22.2 of the Offering Report was amended in accordance with the updated amount of Series F debentures offered to be exchanged.

The expected expenses attributed to the Offering Report were amended in Section 18 (and 22.4), as was the table detailing the Company's interested parties.

The forms of the Acceptance Notices (attached to the Offering Report as Exhibits A and B) will be amended in order to refer to this Amended Offering Report dated March 19, 2015 (the "Amended Offering Report").

The Coordinator, Bank Mizrahi-Tefahot Ltd., has provided the Company with its confirmation that its undertaking specified in Section 10 to the Offering Report shall also apply to the terms of the Amended Offering Report.

The Acceptance Period shall not be amended.

Except for the changes detailed above and the corrections of a few clerical errors in the table included in section 22.2 to the Offering Report (which in any event is based on the reports included by reference in Section 22.7), the Amended Offering Report does not include any additional amendments.

Additional Details Concerning the Publishing Date of this Amendment

As of March 18, 2015, the outstanding Series F debentures listed for trade on the TASE have a par value of NIS 425,794,802. As of March 18, 2015, the outstanding Series F debentures have a fair market value of NIS 864,789,243.

The average price of the Series F debentures on the TASE during the six months period prior to the date of the Amended Offering Report, i.e. from September 18, 2014 through March 18, 2015, is NIS 1.4014 per each Series F debentures.

The high and low closing prices of the Series F debentures on the TASE for March 2015 (until the date of the Amended Offering Report, i.e., until March 18, 2015), as set forth in Section 2.1.1 of the Offering Report, were as follows: the low price of NIS 1.7830 was recorded on March 1, 2015; the high price of NIS 2.0310 was recorded on March 18, 2015.

The Series F debentures closing price on the TASE on March 18, 2015 (which was the last trading day prior to the publishing date of the Amended Offering Report), as published by the TASE, was NIS 2.0310.

As of March 18, 2015, the adjusted value of NIS 1 Series F debentures was NIS 1.1272.

The Ordinary Shares' high and low closing prices on the TASE for March 2015 (until the date of the Amended Offering Report, i.e., until March 18, 2015), as set forth in Section 3.7.1 of the Offering Report, were as follows: the low price of NIS 64.10 was recorded on March 1, 2015; the high price of NIS 72.32 was recorded on March 18, 2015.

The average price of the Ordinary Shares on the TASE during the three months period prior to the date of the Amended Offering Report, i.e. from December 18, 2014 through March 18, 2015, is NIS 57.2059 per each Ordinary Share.

The closing price of the Ordinary Shares on the TASE on March 18, 2015 (which is the last trading day prior to the publishing date of the Amended Offering Report), as published by the TASE, was NIS 72.32.

The ratio, in percentage, between the price of the Series F debentures at the end of March 18, 2015, multiplied by the amended Exchange Ratio, and the closing price of the Ordinary Shares at the end of the trading day on March 18, 2015, is 97.73%.

The Amended Offering Report (and exhibits), marked up against the Offering Report, is attached to this amendment hereto.

Tower Semiconductor Ltd.